Exhibit (a)(5)(A)

NAILAH K. BYRD

CUYAHOGA COUNTY CLERK OF COURTS

1200 Ontario Street

Cleveland, Ohio 44113

Court of Common Pleas

New Case Electronically Filed:

May 22, 2015 12:09

By: PAUL GRIECO 0064729

Confirmation Nbr. 447690

TRAVIS J. KELLEHER, ETC.	CV 15 846032

vrs.
Judge:
GRAFTECH INTERNATIONAL LTD., ET AL.

MICHAEL E. JACKSON

Pages Filed: 26

IN THE COURT OF COMMON PLEAS

CUYAHOGA COUNTY, OHIO

TRAVIS J. KELLEHER, Individually and on	)	Case No.
Behalf of All Others Similarly Situated	)
11511 Larch Street	)
Coons Rapids, MN 44131)
)
Plaintiff	)
)
vs.	)	CLASS ACTION
GRAFTECH INTERNATIONAL LTD.	)
HQ	)	COMPLAINT FOR BREACH OF
6100 Oak Tree Boulevard, Suite 300)		FIDUCIARY DUTY
Park Center I	)
Independence, OH 44131)		DEMAND FOR JURY TRIAL
)
Also Serving Registered Agent:	)
The Corporation Trust Company	)
Corporation Trust Center	)
1209 Orange Street	)
Wilmington, DE 19801)
)
and	)
)
BCP IV GRAFTECH HOLDINGS LP	)
Registered Agent:	)
Corporation Service Company	)
2711 Centerville Road, Suite 400)
Wilmington, DE 19808)
)
and	)
)
ATHENA ACQUISITION SUBSIDIARY INC.	)
Registered Agent:	)
Corporation Service Company	)
2711 Centerville Road, Suite 400)
Wilmington, DE 19808)
)
and	)
)
)
)
)
)
)

BROOKFIELD CAPITAL PARTNERS LTD.	)
HQ:	)
181 Bay Street	)
Brookfield Place, Suite 300)
Toronto, ON M5J2T3)
Canada	)
)
and	)
)
BROOKFIELD ASSET MANAGEMENT, INC.	)
HQ:	)
181 Bay Street	)
Brookfield Place, Suite 300)
Toronto, ON M5J2T3)
Canada	)
)
and	)
)
JOEL L. HAWTHORNE	)
4025 Meadowvale Court	)
Fairlawn, OH 44333)
)
and	)
)
RANDY CARSON	)
8 Cogswood Road	)
Asheville, NC 28804)
)
and	)
)
THOMAS A. DANJCZEK	)
8003 East Vista Canyon Street	)
Mesa, AZ 85207)
)
and	)
)
KAREN FINERMAN	)
830 Park Avenue, Apt. 12A	)
New York, NY 10021)
)
and	)
)
DAVID R. JARDINI	)
201 Ryan Lane	)
Meadow Lands, PA 15347)
)
and	)

)
NATHAN MILIKOWSKY	)
117 Lyman Road	)
Chestnut Hill, MA 02467)
)
and	)
)
)
M. CATHERINE MORRIS	)
9502 East Maplewood Circle	)
Englewood, CO 80111)
)
Defendants	)
)

Plaintiff Travis J. Kelleher (“plaintiff”), by counsel, individually and on behalf of all others similarly situated, files this action against the defendants and alleges upon information and belief, except for those allegations that pertain to him, which are alleged upon personal knowledge, as follows:

SUMMARY OF THE ACTION

1. Plaintiff brings this shareholder class action individually and on behalf of all other public shareholders of GrafTech International Ltd. (“GrafTech” or the “Company”) against GrafTech, the members of the Company’s Board of Directors (the “Board”), Brookfield Asset Management Inc. (“BAM”), Brookfield Capital Partners Ltd. (“Brookfield Capital”), BCP IV GrafTech Holdings LP, a Delaware limited partnership (“Parent”), and Athena Acquisition Subsidiary Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Acquisition Sub” and with BAM, Brookfield Capital and Parent, “Brookfield”), for breaches of fiduciary duties in connection with the proposed buyout and acquisition of GrafTech by Brookfield (the “Proposed Acquisition”).

2. GrafTech is a global company that offers innovative graphite material solutions for customers in a wide range of industries and end markets, including steel manufacturing, advanced energy applications and latest generation electronics. On May 18, 2015, GrafTech announced that it had entered into a definitive merger agreement (the “Merger Agreement”) with Brookfield pursuant to which Brookfield will acquire the Company for just $5.05 per share in cash (the “Proposed Acquisition Consideration”). Pursuant to the Merger Agreement, Brookfield will soon commence an exchange offer (on May 26, 2015) to acquire all of the outstanding shares of the Company’s common stock for the Proposed Acquisition Consideration (the “Offer”). Defendants are working quickly to consummate the deal; absent judicial intervention, the Offer will expire on July 7, 2015.

3. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of GrafTech to Brookfield on terms preferential to defendants and other GrafTech insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by GrafTech’s largest shareholder, the Daniel and Nathan Milikowsky Group (“Milikowsky Group,” whose designee on the Board is defendant Nathan Milikowsky) as well as the Board and Company management, who together control over 17.2 million Company shares, or over 12.5% of the outstanding GrafTech stock, and who seek liquidity for their illiquid holdings in GrafTech stock. If the Proposed Acquisition closes, the Milikowsky Group, Board members and Company management will receive over $87.1 million from the sale of their illiquid holdings. Thus, the Board is conflicted and serving its own financial interests rather than those of GrafTech’s other shareholders.

4. For years, the Milikowsky Group has been pushing for a change in the control of GrafTech. The Milikowsky Group waged a successful proxy contest in 2014, winning three of the seven Board seats. In early 2015, the Milikowsky Group commenced another proxy contest, seeking to elect five members of the GrafTech Board. In response, and prior to a shareholder meeting on the proxy contest, GrafTech announced it had entered into an Investment Agreement on May 4, 2015 with Brookfield, pursuant to which the Company agreed to issue and sell, and Brookfield agreed to purchase and pay for, shares of convertible preferred stock, for an aggregate purchase price of $150 million in cash. The preferred stock is convertible, at Brookfield’s option, into at least 19.9% of the outstanding shares of the Company’s common stock. As part of its investment, Brookfield also received the right to designate at least two members for election to the Board. At the same time, the Company and Brookfield also entered into a letter of intent in which they agreed to prepare and negotiate definitive documents for a tender offer by Brookfield to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $5.05 per share. Two weeks after entering into the Investment Agreement with Brookfield, GrafTech announced the Proposed Acquisition of the Company by Brookfield, and that the Milikowsky Group had agreed to tender its shares in the Offer and oppose any alternative proposals.

5. The Proposed Acquisition Consideration drastically undervalues the Company’s prospects and is the result of an entirely unfair sales process. First, while Brookfield acquired approximately 20% of the Company for $5.00 per share, the Proposed Acquisition Consideration for control of the Company offers GrafTech shareholders just a 1% premium for that control. Moreover, the $5.05 per share consideration represents a meager 2% premium based on GrafTech’s closing price on the last trading day before the Proposed Acquisition was announced. Furthermore, according to Yahoo! Finance, at least one analyst has set a price target of $6.00 per share for GrafTech stock.

6. Defendants agreed to the Proposed Acquisition in breach of their fiduciary duties to GrafTech’s public shareholders, which they brought about through an unfair sales process. Rather than undertake a full and fair sales process designed to maximize shareholder value as their fiduciary duties require, the Board catered to its own liquidity goals, as well as to the interests of Brookfield.

7. To protect against the threat of alternate bidders out-bidding Brookfield after the announcement, defendants implemented or agreed to preclusive deal protection devices to guarantee that Brookfield will not lose its preferred position. These deal protection devices effectively preclude any competing bids for GrafTech.

8. First, defendants structured the Proposed Acquisition as a two-step transaction in which Brookfield first acquired a 20% ownership interest in the Company and then will acquire the remaining 80% through the Offer. The Investment Agreement raises a significant barrier to alternative bidders – who would be required to negotiate with Brookfield and the Company – and effectively eliminates any competition for Brookfield in the process leading to the Proposed Acquisition.

9. Second, pursuant to the Merger Agreement, Brookfield will commence the Offer on May 26, 2015. The initial offer period of the Offer will expire on July 7, 2015. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and over 12.5% of the Company’s shares are controlled by the Milikowsky Group, the Board and members of Company management. The Milikowsky Group has signed an agreement with Brookfield to tender its shares, and the Board and Company will certainly tender their shares, in support of the Merger Agreement. GrafTech and Brookfield have announced their intent to effect the merger, pursuant to §251(h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote. Thus, fewer than 38% of the Company’s shares need be tendered in support of the Proposed Acquisition for it to close.

10. Third, to help ward off accusations of an inadequate process leading to the insufficient Proposed Acquisition Consideration, the Board implemented a “go-shop” period in which the Company could solicit other potential buyers. This is an empty gesture, however, because superior offers for GrafTech are discouraged by the preclusive deal protection devices defendants agreed to in the Merger Agreement, which include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Brookfield and allow Brookfield to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Brookfield a termination fee of $7.5 million if the Proposed Acquisition is terminated in favor of a superior proposal during the go-shop period, or a $20 million termination fee if such termination occurs after the go-shop period.

11. In pursuing the unlawful plan to sell the Company for less than fair value and pursuant to an unfair process, defendants have breached their fiduciary duties of loyalty, due care, independence, candor, good faith and fair dealing, and/or have aided and abetted such breaches. Defendants are moving quickly to consummate the Proposed Acquisition. According to the defendants, the Offer will commence shortly and close in just over a month. Consequently, immediate judicial intervention is warranted here to rectify existing and future irreparable harm to the Company’s shareholders. Plaintiff seeks equitable relief only to enjoin the Proposed Acquisition or, alternatively, rescind the Proposed Acquisition in the event it is consummated.

12. Because defendants dominate and control the business and corporate affairs of GrafTech, there exists an imbalance and disparity of economic power between them and the public shareholders of the Company. Therefore, it is inherently unfair for defendants to execute and pursue any proposed transaction agreement under which they will reap disproportionate benefits to the exclusion of the Company’s shareholders, and without obtaining maximum shareholder value. Nonetheless, instead of attempting to negotiate a contract reflecting the best consideration available for GrafTech’s shareholders, who the Individual Defendants are bound to serve as fiduciaries, they have disloyally placed their own interests before those of the Company’s shareholders and tailored the terms and conditions of the Proposed Acquisition to achieve their own personal needs and objectives.

13. In short, the Proposed Acquisition is designed to unlawfully dilute GrafTech’s public shareholders’ stake in the Company, and surrender control of the Company and its assets to Brookfield for grossly inadequate consideration. To remedy the Individual Defendants’ breaches of fiduciary duty and other misconduct, plaintiff seeks, inter alia: (i) injunctive relief preventing consummation of the Proposed Acquisition unless and until the Company adopts and implements a procedure or process to obtain a transaction that provides the best possible terms for shareholders; (ii) a directive to the Individual Defendants (as defined below) to exercise their fiduciary duties to obtain a transaction which is in the best interests of GrafTech’s shareholders; and (iii) rescission of, to the extent already implemented, the Merger Agreement or any of the terms thereof.

JURISDICTION AND VENUE

14. This Court has jurisdiction over each defendant named herein because each defendant is either a corporation that conducts business in and maintains operations in this County, or is an individual who has sufficient minimum contacts with Ohio so as to render the exercise of jurisdiction by the Ohio courts permissible under traditional notions of fair play and substantial justice.

15. Venue is proper in this Court because one or more of the defendants either resides in or maintains executive offices in this County, a substantial portion of the transactions and wrongs complained of herein, including the defendants’ primary participation in the wrongful acts detailed herein and aiding and abetting and conspiracy in violation of fiduciary duties owed to GrafTech’s shareholders occurred in this County, and defendants have received substantial compensation in this County by doing business here and engaging in numerous activities that had an effect in this County.

PARTIES

16. Plaintiff Travis J. Kelleher is, and has been at all relevant times, a shareholder of GrafTech.

17. Defendant GrafTech is a Delaware corporation with principal executive offices located at Suite 300 Park Center I, 6100 Oak Tree Boulevard, Independence, Ohio. GrafTech is sued herein as an aider and abetter.

18. Defendant BAM is a Canadian corporation and is sued herein as an aider and abetter.

19. Defendant Brookfield Capital is the private equity arm and an affiliate of BAM. Brookfield Capital is sued herein as an aider and abetter.

20. Defendant Parent is a Delaware limited partnership, and is sued herein as an aider and abetter.

21. Defendant Acquisition Sub is a Delaware corporation and a wholly owned subsidiary of Parent. Defendant Acquisition Sub is sued herein as an aider and abetter.

22. Defendant Joel L. Hawthorne is and at all relevant times has been GrafTech’s CEO and President, and a member of the Board.

23. Defendant Randy Carson is and at all relevant times has been GrafTech’s Chairman and a member of the Board.

24. Defendant Thomas A. Danjczek is and at all relevant times has been a member of the Board.

25. Defendant Karen Finerman is and at all relevant times has been a member of the Board.

26. Defendant David R. Jardini is and at all relevant times has been a member of the Board.

27. Defendant Nathan Milikowsky is and at all relevant times has been a member of the Board.

28. Defendant M. Catherine Morris is and at all relevant times has been a member of the Board.

29. The defendants named above in ¶¶22-28 are sometimes collectively referred to herein as the “Individual Defendants.”

THE INDIVIDUAL DEFENDANTS’ FIDUCIARY DUTIES

30. In any situation where the directors and officers of a publicly traded corporation undertake a transaction that will result in either a change in corporate control or a break-up of the corporation’s assets, the directors and officers have an affirmative fiduciary obligation to act in the best interests of the company’s shareholders, including the duty to obtain maximum value under the circumstances. To diligently comply with these duties, the directors and officers may not take any action that:

(a) adversely affects the value provided to the corporation’s shareholders;

(b) will discourage or inhibit alternative offers to purchase control of the corporation or its assets;

(c) contractually prohibits them from complying with their fiduciary duties; and/or

(d) will provide the directors, executives, or other insiders with preferential treatment at the expense of, or separate from, the public shareholders, and place their own pecuniary interests above those of the interests of the company and its shareholders.

31. In accordance with their duties of loyalty and good faith, the Individual Defendants, as directors and officers of GrafTech, are obligated to refrain from:

(a) participating in any transaction where the directors’ or officers’ loyalties are divided;

(b) participating in any transaction where the directors or officers are entitled to receive a personal financial benefit not equally shared by the public shareholders of the corporation; and/or

(c) unjustly enriching themselves at the expense or to the detriment of the public shareholders.

32. The Individual Defendants, separately and together, in connection with the Proposed Acquisition, are knowingly or recklessly violating their fiduciary duties and aiding and abetting such breaches, including their duties of loyalty, good faith, and independence owed to plaintiff and other public shareholders of GrafTech. Certain of the defendants are obtaining for themselves personal benefits, including personal financial benefits not shared equally by plaintiff or the Class (as defined herein). Accordingly, the Proposed Acquisition will benefit the Individual Defendants in significant ways not shared with the Class members. As a result of the Individual Defendants’ self-dealing and divided loyalties, neither plaintiff nor the Class will receive adequate or fair value for their GrafTech common stock in the Proposed Acquisition.

33. Because the Individual Defendants are knowingly or recklessly breaching their fiduciary duties of loyalty, good faith, and independence in connection with the Proposed Acquisition, the burden of proving the inherent or entire fairness of the Proposed Acquisition, including all aspects of its negotiation, structure, price, and terms, is placed upon defendants as a matter of law.

THE PROPOSED ACQUISITION

Background

34. GrafTech’s business was founded in 1886 by the National Carbon Company. The Company has over 125 years of experience in the research and development of graphite and carbon-based solutions and its intellectual property portfolio is extensive. GrafTech holds approximately 713 issued and pending patent applications and has been the recipient of seven R&D 100 Awards in the past 12 years. The Company’s technological capabilities include developing products with superior thermal, electrical and physical characteristics that provide a differentiated advantage. GrafTech is a leading manufacturer of a broad range of high quality graphite electrodes, products essential to the production of electric arc furnace steel and various other ferrous and nonferrous metals. The Company also produces needle coke products, which are the primary raw material needed in the manufacture of graphite electrodes. GrafTech also manufactures carbon, graphite, and semi-graphite refractory products, which protect the walls of blast furnaces and submerged arc furnaces. GrafTech is one of the leading manufacturers of high quality flexible graphite products, enabling thermal management solutions for the electronics industry, and is one of the largest manufacturers and providers of advanced graphite and carbon materials used in the transportation, solar and oil and gas exploration industries.

35. The Company currently manufactures its products in 18 manufacturing facilities strategically located on four continents. Its Industrial Materials network has the largest manufacturing capacity and the lowest manufacturing cost structure of all of its major competitors and delivers the highest level quality products. GrafTech has the operating capability, depending on product demand and mix, to manufacture approximately 195,000 metric tons of graphite electrodes.

36. During 2013 and 2014, the Company announced rationalization plans designed to significantly improve its competitiveness, allow it to better serve customers and position its Industrial Materials and Engineered Solutions businesses for success. As a result, GrafTech has reduced its manufacturing facilities in both businesses, reduced graphite electrode capacity and exited certain product lines in the Engineered Solutions business. Additionally, GrafTech initiated changes to the Company’s operating and management structure in order to streamline, simplify and decentralize the organization, resulting in savings within its corporate functions. These strategic initiatives addressed three key areas: profitability, cash flow and future growth.

The Proposed Acquisition Is Announced

37. On May 18,2015, GrafTech issued a press release announcing that GrafTech would be acquired by Brookfield for just $5.05 in cash per GrafTech share. The press release stated in relevant part:

GrafTech Enters Into Definitive Transaction Agreement

with an Affiliate of Brookfield Asset Management

Brookfield to Commence Tender Offer for GrafTech

Common Stock at $5.05 Per Share

…GrafTech International Ltd. (“GrafTech” or the “Company”) today announced it has entered into a definitive agreement and plan of merger with an affiliate of Brookfield Asset Management Inc. (“Brookfield”) under which Brookfield will commence a tender offer to acquire up to all of the outstanding shares of GrafTech common stock. The definitive agreement was unanimously approved by GrafTech’s Board of Directors and follows the letter of intent announced by GrafTech on April 29, 2015. Holders of approximately 11% of the outstanding shares of GrafTech common stock, including GrafTech director Nathan Milikowsky, have agreed to support the transaction and tender their shares in the tender offer.

Under the terms of the agreement, Brookfield will commence a tender offer to purchase up to all of the outstanding shares of GrafTech common stock at a purchase price of $5.05 per share, representing a premium of 26% over the average closing price of the Company’s common shares during the 60 trading days ended April 28, 2015. The tender offer is not subject to any financing conditions.

The tender offer is intended to provide GrafTech stockholders the option to choose immediate liquidity at a premium as described above or to participate in GrafTech as a stockholder following the closing of the tender offer (subject to the merger provisions described below) with the benefit of Brookfield sponsorship going forward. A stockholder might choose to accept a combination of both cash and continued ownership of GrafTech shares.

The Company believes that Brookfield has an exceptional track record sponsoring public companies in difficult underlying market conditions, including significant knowledge and experience in steel, mining and metals, and other industrial sectors.

Pursuant to the agreement, the tender offer will commence no later than May 26, 2015 and will expire at 12:00 midnight, New York City time, on July 7, 2015, unless extended in accordance with the terms of the agreement and the applicable rules and regulations of the Securities and Exchange Commission. Consummation of the tender offer is subject to certain conditions, including receipt of required regulatory approvals, the tender of a number of GrafTech shares that, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 30% of the then outstanding shares plus shares issuable upon such conversion (the “minimum tender condition”), and other customary conditions. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the minimum tender condition would require the tender of approximately 15% of the currently outstanding GrafTech shares.

If the number of GrafTech shares tendered, together with any other shares then owned by Brookfield (including shares issuable upon conversion of the convertible preferred stock expected to be issued to Brookfield as previously announced), would represent at least 80% of the then outstanding shares plus shares issuable upon such conversion (the “merger condition”), then the remaining outstanding GrafTech shares will be acquired in a merger transaction at the same price offered in the tender offer. Assuming the convertible preferred stock is issued prior to the expiration of the tender offer, as of the date hereof, satisfaction of the merger condition would require the tender of approximately 75% of the currently outstanding GrafTech shares.

Additional details regarding the tender offer are or will be made available in Brookfield’s and the Company’s respective filings with the Securities and Exchange Commission.

J.P. Morgan Securities LLC is serving as financial advisor, and Withers LLP and Willkie Farr & Gallagher LLP are serving as legal counsel, to GrafTech in connection with the transaction. Weil, Gotshal & Manges LLP is serving as legal counsel to Brookfield in connection with the transaction.

38. That same day, on May 18, 2015, GrafTech filed a Current Report on Form 8- K with the U.S. Securities and Exchange Commission (“SEC”), wherein it reported the Merger Agreement and attached it as an exhibit. The announcement and filing reveal that the Proposed Acquisition is the product of a flawed sales process and, unless the offer price is increased, would be consummated at an unfair price. The Merger Agreement also reveals that the Individual Defendants agreed to numerous draconian deal protection devices designed to preclude any competing bids for GrafTech.

Disabling Conflicts Infect the Process

39. The Proposed Acquisition is the product of a hopelessly flawed process that is designed to ensure the sale of GrafTech to Brookfield on terms preferential to defendants and other GrafTech insiders and to subvert the interests of plaintiff and the other public stockholders of the Company. The Proposed Acquisition is being driven by GrafTech’s largest shareholder, the Milikowsky Group (whose designee on the Board is defendant Nathan Milikowsky) as well as the Board and Company management, who together control over 17.2 million Company shares, or over 12.5% of the outstanding GrafTech stock, and who seek liquidity for their illiquid holdings in GrafTech stock. If the Proposed Acquisition closes, the Milikowsky Group, Board members and Company management will receive over $87.1 million from the sale of their illiquid holdings. Thus, the Board is conflicted and serving its own financial interests rather than those of GrafTech other shareholders.

40. For years, the Milikowsky Group has been pushing for a change in the control of GrafTech. The Milikowsky Group waged a successful proxy contest in 2014, winning three of the seven Board seats. On January 23, 2014, the Milikowsky Group indicated its intent to nominate five candidates – a control slate – for election to the Board at the Company’s 2014 annual meeting of stockholders (the “2014 Annual Meeting”). The Milikowsky Group later revised its slate of directors and announced a plan to nominate only three candidates – defendants Nathan Milikowsky, Finerman and Jardini (the “Milikowsky Group Directors”). GrafTech’s shareholders elected the three Milikowsky Group Directors to the seven member Board at the 2014 Annual Meeting.

41. In early 2015, the Milikowsky Group commenced another proxy contest, seeking to elect five members to, and thereby control, the GrafTech Board. In response, and prior to a shareholder meeting on the proxy contest, GrafTech announced it had entered into the Investment Agreement with Brookfield on May 4, 2015, pursuant to which the Company agreed to issue and sell, and Brookfield agreed to purchase and pay for, shares of convertible preferred stock, for an aggregate purchase price of $ 150 million in cash. The preferred stock is convertible, at Brookfield’s option, into at least 19.9% of the outstanding shares of the Company’s common stock. As part of its investment, Brookfield also received the right to designate at least two members for election to the Board. At the same time, the Company and Brookfield also entered into a letter of intent in which they agreed to prepare and negotiate definitive documents for a tender offer by Brookfield to purchase all of the outstanding shares of the Company’s common stock at a purchase price of $5.05 per share.

42. The announcement of the Investment Agreement and the negotiation of a tender offer by Brookfield had the intended effects: the liquidity interests of the Milikowsky Group and the Board and Company management will be served; the Board avoids another proxy contest; management, and particularly defendant Hawthorne, avoid ouster from their employment by a Milikowsky Group in control of the Board; and Brookfield will acquire GrafTech at a low price and without competition from superior proposals from other bidders for GrafTech. And just two weeks after entering into the Investment Agreement with Brookfield, GrafTech announced the Proposed Acquisition of the Company by Brookfield, and that the Milikowsky Group had agreed to tender its shares in the Offer and oppose any alternative proposals.

The Conflicted and Unfair Process

Led to an Unfair Price

43. The Proposed Acquisition undervalues GrafTech and is designed to ensure a sale of the Company to Brookfield on terms preferential to Brookfield, the Milikowsky Group, the Board and members of Company management.

44. The Proposed Acquisition Consideration drastically undervalues the Company’s prospects and is the result of an entirely unnecessary sales process. First, while Brookfield acquired approximately 20% of the Company for $5.00 per share, the Proposed Acquisition Consideration for control of the Company offers GrafTech shareholders just a 1% premium for that control. Moreover, the $5.05 per share consideration represents a meager 2% premium based on GrafTech’s closing price on the last trading day before the Proposed Acquisition was announced. Furthermore, according to Yahoo! Finance, at least one analyst has set a price target of $6.00 per share for GrafTech stock.

45. The Proposed Acquisition Consideration fails to reflect the value of GrafTech’s worldwide manufacturing capabilities; that its Industrial Materials network has the largest manufacturing capacity and the lowest manufacturing cost structure of all of its major competitors and delivers the highest-level quality product; and that it is one of the largest manufacturers and providers of advanced graphite and carbon materials used in the transportation, solar and oil and gas exploration industries. The Offer price also undercuts the value of the Company’s 2013 and 2014 rationalization plans designed to significantly improve its competitiveness and allow it to better serve customers, and its strategic initiatives focused on three key areas: profitability, cash flow and future growth.

Preclusive Deal Protection Devices

46. To protect against the threat of alternate bidders out-bidding Brookfield after the announcement, defendants implemented or agreed to preclusive deal protection devices to guarantee that Brookfield will not lose its preferred position. These deal protection devices effectively preclude any competing bids for GrafTech.

47. First, defendants structured the Proposed Acquisition as a two-step transaction in which Brookfield first acquired a 20% ownership interest in the Company and then will acquire the remaining 80% through the Offer. The Investment Agreement raises a significant barrier to alternative bidders – who would be required to negotiate with both Brookfield and the Company – and effectively eliminates any competition for Brookfield in the process leading to the Proposed Acquisition.

48. Second, pursuant to the Merger Agreement, Brookfield will commence the Offer on May 26, 2015. The initial offer period of the Offer will expire on July 7, 2015. The closing of the merger is subject only to tender by the holders of a simple majority of the Company’s common stock, and over 12.5% of the Company’s shares are controlled by the Milikowsky Group, the Board and members of Company management. The Milikowsky Group has signed an agreement with Brookfield to tender its shares, and the Board and

Company will certainly tender their shares, in support of the Merger Agreement. GrafTech and Brookfield have announced their intent to effect the merger, pursuant to §251(h) of the Delaware General Corporation Law, as a short-form merger – to cash out any shareholders who do not tender – without so much as a shareholder vote. Thus, fewer than 38% of the Company’s shares need be tendered in support of the Proposed Acquisition for it to close.

49. Third, to help ward off accusations of an inadequate process leading to the insufficient Proposed Acquisition Consideration, the Board implemented a “go-shop” period in which the Company could solicit other potential buyers. This is an empty gesture, however, because superior offers for GrafTech are discouraged by the preclusive deal protection devices defendants agreed to in the Merger Agreement, which include: (i) a no-shop clause that will preclude the Company from soliciting potential competing bidders; (ii) a matching rights provision that would require the Company to disclose confidential information about competing bids to Brookfield and allow Brookfield to match any competing proposal; and (iii) a termination and expense fee provision that would require the Company to pay Brookfield a termination fee of $7.5 million if the Proposed Acquisition is terminated in favor of a superior proposal during the go-shop period, or a $20 million termination fee if such termination occurs after the go-shop period.

50. These onerous and preclusive deal protection devices render it unlikely that a successful competing bidder will emerge before the closing of the Proposed Acquisition, thereby ensuring that the unfair transaction is consummated so that the Individual Defendants can secure their own personal benefits. Accordingly, the Individual Defendants’ efforts to put their own personal interests before those of the Company’s shareholders have resulted in a proposed transaction presented to GrafTech shareholders at an untenable and inadequate offer price.

51. In light of the foregoing, the Individual Defendants must, as their fiduciary obligations require:

•	Withdraw their consent to the merger of GrafTech with Brookfield and allow the shares to trade freely without impediments such as the aforementioned matching rights and termination fee provisions;

•	Act independently so that the interests of GrafTech’s public stockholders will be protected;

•	Adequately ensure that no conflicts of interest exist between their own interests and their fiduciary obligation to maximize stockholder value or, if such conflicts exist, to ensure that all conflicts be resolved in the best interests of GrafTech’s public stockholders; and

•	Solicit competing bids to Brookfield’s offer without the impediments discussed above to ensure that the Company’s shareholders are receiving the maximum value for their shares.

CLASS ACTION ALLEGATIONS

52. Plaintiff brings this action individually and as a class action on behalf of all stockholders of GrafTech, except defendants herein and any person, firm, trust, corporation, or other entity related to or affiliated with any of the defendants, who are being and/or will be harmed or threatened by defendants’ actions as described more fully below (the “Class”).

53. This action is properly maintainable as a class action.

54. The Class is so numerous that joinder of all members is impracticable. GrafTech’s stock is publicly traded on the New York Stock Exchange and pursuant to the Merger Agreement, as of April 20, 2015, there were over 137.6 million outstanding common shares held by hundreds, if not thousands, of individuals and entities throughout the country. The number and identities of the record holders of GrafTech shares can be easily determined from the stock transfer journals maintained by GrafTech or its agents.

55. There is a well-defined community of interest in the questions of law and fact affecting the members of the Class, including, inter alia, the following:

(a) whether the Individual Defendants have breached their fiduciary duty to secure and obtain the best value reasonable under the circumstances for the benefit of plaintiff and the other members of the Class in connection with the Proposed Acquisition;

(b) whether the Individual Defendants have breached any of their other fiduciary duties to plaintiff and the other members of the Class in connection with the Proposed Acquisition, including the duties of loyalty, candor, and due care;

(c) whether plaintiff and the other members of the Class would be irreparably harmed were the transactions complained of herein consummated;

(d) whether the members of the Class have sustained damages, and if so, what is the proper measure of damages; and

(e) whether defendants GrafTech and Brookfield or its affiliates have aided and abetted the Individual Defendants’ breaches of fiduciary duties.

56. Plaintiff is a member of the Class and is committed to prosecuting this action. Plaintiff has retained competent counsel experienced in litigation of this nature. Plaintiff’s claims are typical of the claims of the other members of the Class. Plaintiff does not have interests antagonistic to or in conflict with those he seeks to represent. Plaintiff is therefore an adequate representative of the Class.

57. The likelihood of individual Class members prosecuting separate individual actions is remote due to the relatively small loss suffered by each Class member as compared to the burden and expense of prosecuting litigation of this nature and magnitude. Absent a class action, defendants are likely to avoid liability for their wrongdoing, and Class members are unlikely to obtain redress for the wrongs alleged herein. There are no difficulties likely to be encountered in the management of the Class claims. This Court is an appropriate forum for this dispute.

58. The prosecution of separate actions by individual members of the Class would create the risk of inconsistent or varying adjudications with respect to individual members of the Class, which would establish incompatible standards of conduct for defendants, or adjudications with respect to individual members of the Class which would, as a practical matter, be dispositive of the interests of the other members not parties to the adjudications or substantially impair or impede their ability to protect their interests.

59. Defendants have acted on grounds generally applicable to the Class with respect to the matters complained of herein, thereby making appropriate the relief sought herein with respect to the Class as a whole.

FIRST CAUSE OF ACTION

For Breach of Fiduciary Duties

Against the Individual Defendants

60. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

61. As alleged herein, the Individual Defendants have breached their fiduciary duties to GrafTech’s shareholders by failing to take steps to obtain the highest value available for GrafTech in the marketplace and, in fact, agreeing to onerous deal protection devices to decrease the chances of obtaining the highest value available for GrafTech in the marketplace.

62. As a result of the Individual Defendants’ breaches, plaintiff and the Class will suffer irreparable injury because GrafTech’s shareholders will not receive fair value for their equity interests in the Company.

63. Unless enjoined by this Court, the Individual Defendants will continue to breach their fiduciary duties and will attempt to consummate the merger, to the irreparable harm of the Class.

64. Plaintiff and the Class have no adequate remedy at law.

SECOND CAUSE OF ACTION

For Aiding and Abetting Breaches of Fiduciary Duty

Against Defendant GrafTech

65. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

66. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

67. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

68. GrafTech colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and was an active and knowing participant in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class.

69. Plaintiff and the Class have no adequate remedy at law.

THIRD CAUSE OF ACTION

For Aiding and Abetting Against Defendants BAM, Brookfield Capital,

Parent and Acquisition Sub

70. Plaintiff incorporates by reference and realleges each and every allegation contained above, as though fully set forth herein.

71. The Individual Defendants owed to plaintiff and the members of the Class certain fiduciary duties as fully set out herein.

72. By committing the acts alleged herein, the Individual Defendants breached their fiduciary duties owed to plaintiff and the members of the Class.

73. Defendants BAM, Brookfield Capital, Parent and Acquisition Sub colluded in or aided and abetted the Individual Defendants’ breaches of fiduciary duties, and were active and knowing participants in the Individual Defendants’ breaches of fiduciary duties owed to plaintiff and the members of the Class. As alleged herein, defendants BAM, Brookfield Capital, Parent and Acquisition Sub secured certain deal protection provisions which unfairly inhibit the advancement of alternative proposals. In addition, defendants BAM, Brookfield Capital, Parent and Acquisition Sub obtained sensitive non-public information concerning GrafTech’s operations and thus had the advantage of acquiring the Company at a price that is unfair to plaintiff and the Class.

74. Defendants BAM, Brookfield Capital, Parent and Acquisition Sub participated in the breaches of the fiduciary duties by the Individual Defendants for the purpose of advancing their own interests. Defendants BAM, Brookfield Capital, Parent and Acquisition Sub obtained and will obtain both direct and indirect benefits from colluding in or aiding and abetting the Individual Defendants’ breaches. Defendants BAM, Brookfield Capital, Parent and Acquisition Sub will benefit from the acquisition of the Company at an inadequate and unfair price if the Proposed Acquisition is consummated.

75. As a result, plaintiff and the Class members are being irreparably harmed.

76. Plaintiff and the Class have no adequate remedy at law.

PRAYER FOR RELIEF

WHEREFORE, plaintiff demands judgment against defendants, jointly and severally, as follows:

A. Declaring this action to be a class action and certifying plaintiff as the Class representative and plaintiff’s counsel as Class counsel;

B. Permanently enjoining defendants and all those acting in concert with them from taking any steps to consummate the Proposed Acquisition;

C. Directing defendants, jointly and severally, to account to plaintiff and the Class for all damages suffered and to be suffered by them as a result of the wrongs complained of herein, if the merger is consummated;

D. In the event the Proposed Acquisition is consummated, rescinding it or ordering rescissory damages;

E. Awarding plaintiff the costs and disbursements of this action, including a reasonable allowance for the fees and expenses of plaintiff’s attorneys and experts; and

F. Granting such other and further equitable relief as deemed just and proper.

JURY DEMAND

Plaintiff demands a trial by jury.

DATED: May 22, 2015	/s/ Paul Grieco
JACK LANDSKRONER (0059227)
PAUL GRIECO (0064729)
DREW LEGANDO (0084209)
LANDSKRONER • GRIECO • MERRIMAN, LLC
1360 West 9th Street, Suite 200
Cleveland, OH 44113
216/522-9000 Phone
216/522-9007 Fax
Jack(@)lgmlegal.com
Paul@lgmlegal.com
Drew@lgmlegal.com

and

ROBBINS GELLER RUDMAN & DOWD LLP
DAVID T. WISSBROECKER
EDWARD M. GERGOSIAN
655 West Broadway, Suite 1900
San Diego, CA 92101
619/231-1058 Phone
619/231-7423 Fax

and

DUNNAM DUNNAM HARMON WEST
LINDLEY & RYAN LLP
HAMILTON P. LINDLEY
4125 W. Waco Drive
Waco, TX 76710
254/753-6437 Telephone
254/753-7434 Fax

Attorneys for Plaintiff